Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

GENERAL

This management’s discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Alderon Iron Ore Corp. (formerly Alderon Resource Corp.) (the “Company” or “Alderon”).  The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2010 and the condensed interim consolidated financial statements for the nine months ended September 30, 2011.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Financial Reporting Standards (“IFRS”). The disclosures concerning the transition from Canadian GAAP to IFRS are included in Note 13 of the condensed interim consolidated financial statements for the period ended September 30, 2011.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company’s website at www.alderonironore.com.

FORWARD LOOKING STATEMENTS

Information set forth in this MD&A may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the size and timing of future resource estimates, anticipated future expenses, the sufficiency of working capital, the completion of a Feasibility Study, increase in planned production, completion of the Environmental Assessment process and the future exploration on and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; inability to access railway transportation, sources of power and port facilities; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of this MD&A, the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a public exploration stage company whose common shares trade on the Toronto Stock Exchange and OTCQX in the U.S., and is in the business of acquiring, exploring, and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

On September 1, 2004, the Company changed its name from Truax Ventures Corp. to Aries Resource Corp. and then again on September 24, 2008, the Company changed its name from Aries Resource Corp. to Alderon Resource Corp. On October 4, 2011, the Company changed its name from Alderon Resource Corp. to Alderon Iron Ore Corp.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, and Quebec, Canada on the Kamistiatusset (“Kami”) Property.

ACQUISITION OF 0860132 BC LTD.

On March 3, 2010, the Company successfully completed the Share Exchange Agreement whereby the Company agreed to acquire all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). In consideration, the Company issued 5,000,000 post-consolidated common shares to Privco’s shareholders (Note 5 of the condensed consolidated interim financial statements).

RESOURCE PROPERTIES

Kamistiatusset (“Kami”) Property

The Company entered into an agreement with Altius Resources Inc. (“Altius”) pursuant to which the Company received the right to acquire a 100% interest in the Kami iron ore project in western Labrador. The project consists of 305 claims in Labrador and five Quebec Mining Titles for a total of 7,625 hectares.

In order to acquire this 100% interest, the Company was required to fund exploration expenditures on the property of at least $1,000,000 in the first year, and cumulative expenditures in the first two years of at least $5,000,000. Upon incurring such expenditures, the Company was entitled to exercise its option of acquiring a 100% interest in the Kami project by issuing an aggregate of 32,285,006 post-consolidated shares of the Company to Altius. These expenditures were incurred by late 2010, at

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

which time the Company exercised its option, issued the requisite number of shares to Altius and completed the acquisition of 100% of the Kami project on December 8, 2010.

In 2010, the Company completed 25,749 metres of drilling and an airborne geophysical survey. The airborne survey covered the original Kami property as well as reconnaissance on 2 new claims that were staked in 2010 to the east of the property. Metallurgical test work also commenced. A National Instrument (“NI”) 43-101 resource estimate was carried out on two mineralized zones within the Kami property, Rose Central and Mills Lake, by Watts, Griffis and McOuat Limited (“WGM”) and published on April 5, 2011. The estimate for these two zones includes an indicated iron ore resource of 490 million tonnes at 30% iron and an additional inferred resource of 118 million tonnes at 30.3% iron, based on a cut-off grade of 20%.

In early 2011, the Company conducted a drill program, totaling 4,496 metres, in the North Rose area, interpreted as the northwest limb of the Rose Syncline fold. The initial NI 43-101 resource estimate was followed, on September 13, 2011, with an NI 43-101 resource estimate for North Rose. This resource estimate was completed by Alderon staff and subsequently audited by WGM. WGM reviewed, verified and approved the technical data in this estimate, confirming that it was NI 43-101 compliant. The inferred Mineral Resource identified at North Rose totals 480 million tonnes at 30.3% iron, based on a cut-off grade of 20% iron. The resource estimate for all three zones (North Rose, Rose Central and Mills Lake) within the Kami Project is currently:

•                  490 million tonnes at 30.0% iron indicated

•                  598 million tonnes at 30.3% iron inferred

The North Rose zone, located immediately north of Rose Central, has a currently defined strike length of approximately 1,600 metres and a true thickness of up to 325 metres. The Rose Central zone has a currently defined strike length of 1,700 metres and a true thickness of up to 280 metres. Mills Lake is located 3.1 kilometres southeast of Rose Central and has a currently defined strike length of 1,500 metres and a true thickness of up to 142 metres. All three zones are open for expansion, both along strike and at depth.

Working in tandem with the geological investigation of the Kami Property, the Company also initiated a Preliminary Economic Assessment (“PEA”). This initial NI 43-101 compliant PEA was focused solely on the Rose Central portion of the Kami Property. It was completed by BBA Inc. (“BBA”) of Montreal, Quebec and Stassinu Stantec Limited Partnership (“Stantec”) of St. John’s, Newfoundland & Labrador, and was effective as of September 8, 2011.

Highlights of the Rose Central PEA include:

•                  Concentrate production rate of 8 million tonnes per year at a grade of 65.5% iron

•                  Commercial production commencing in 2015 with a mine life of 15.3 years

•                  Capital cost of US$989 million (excluding closure costs, sustaining capital & leased equipment)

•                  Pre-Tax IRR of 40.2%

•                  Pre-Tax NPV (discounted at 8%) of US$3.07 billion

•                  Payback period of 2.7 years

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

•                  Total operating cost (excluding royalties) of US$44.87/tonne concentrate (averaged over the life of mine)

The PEA demonstrates very attractive project economics, particularly given that it is based only on the development of the Rose Central deposit, which has an indicated iron ore resource of 376 million tonnes at 29.8% iron and an inferred iron ore resource of 46 million tonnes at 29.8% iron.  The level of accuracy of the PEA is considered to be -20%/+30%.

The PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Continuing to move the project forward, the Company undertook a drilling program throughout the second half of 2011. This $11 million program has 26,000 metres of drilling planned, as well as, borehole geophysical surveys, metallurgical test work, and environment studies. Drilling is aimed at upgrading the resource from indicated and inferred to measured and indicated in the Rose Central, North Rose and Mills Zones and targeting new areas outlined by the 2010 exploration program.

During the current reporting period, initial drill results have been received from both the Mills Lake and Rose Central Zones.

Highlights from Mills Lake include:

Drill Hole	From (meters)	To (meters)	Length (meters)	Total Iron %
K-11-118	36.9	68.4	31.5	30.8
and	103.1	174.2	71.1	30.6
K-11-120	7.0	24.1	17.1	28.7
and	62.7	140.5	77.8	30.5
K-11-122A	3.5	12.6	9.1	29.5
and	67.4	153.0	85.6	29.7
K-11-124	52.9	146.2	93.3	29.7
K-11-125	22.1	80.1	58.0	28.7
and	131.1	216.0	84.9	30.8
K-11-126	37.0	131.3	61.2	30.7

Highlights from Rose Central include:

Drill Hole	From (metres)	To (metres)	Interval (metres)	Total Iron %
K-11-128	14	111.5	97.5	28.8
K-11-130	130.5	235.4	104.9	28.5
and	420.4	500.8	80.4	27.0
K-11-131	129.0	576.0	447.0	28.7
K-11-133	216.1	306.5	90.4	26.1
and	320.0	421.5	101.5	26.2
K-11-135	107.0	185.8	78.8	27.0
K-11-136	215.9	549.5	333.6	28.0
K-11-140	218.0	500.0	282.0	30.1
K-11-145	250.2	359.0	108.8	29.2

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

True widths of the reported intercepts above vary depending on the angle of the individual drill holes and are estimated to be between 41% and 92% of the core interval as reported. All samples were prepared from sawn NQ- or HQ-sized half-core sections on-site in Labrador. Split drill core samples are then sent to SGS Mineral Services in Lakefield, Ontario for analyses. Total iron analysis is performed using X-ray fluorescence (XRF) and the magnetic component is determined by Satmagan magnetic analysis. Standards, blanks, and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control program.

As of November 11, 2011, 53 diamond drill holes, totaling 15,545 metres have been completed as part of this summer/fall 2011 work program. The Company’s goal, with respect to all of its technically-oriented activities is to complete a Feasibility Study for the Kami project in Q3, 2012. Further information regarding drill results disclosed above can be found in News Releases of the Company dated October 6, 2011 and November 22, 2011.

On October 25, 2011, the Company initiated the Federal and Provincial Environmental Assessment processes for the Kami Project.  The Company submitted the required documentation (the “Registration Documents”) to the Canadian Environmental Assessment Agency and the Department of Environment and Conservation, Government of Newfoundland and Labrador and each of these agencies has confirmed acceptance of the filing of the Registration Documents.

The Registration Documents include provision to increase planned production at the Kami Project to 16 million tonnes of iron ore concentrate annually as part of a second phase capital expansion.  The provision to increase planned production to 16Mtpa does not currently form part of preliminary economic assessment, pre-feasibility study or feasibility study. The increase is intended to form part of the Feasibility Study being prepared on the Kami project but it is contingent on the upgrade of a substantial portion of Alderon’s inferred resources to the indicated category through definition drilling planned for the winter of 2012.

The Registration Documents are available for viewing on the Government of Newfoundland and Labrador Department of Environment and Conservation website.

Further information regarding the Kami Project can be found in the NI 43-101 technical report filed on SEDAR at www.sedar.com entitled “Preliminary Economic Assessment Report of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated September 8, 2011. Further information regarding the current resource estimate on the North Rose Deposit of the Kami Project can be found in the NI 43-101 technical report filed on SEDAR at www.sedar.com entitled “Technical

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

Report and Mineral Resource Estimate on the Rose North Deposit, Kamistiatusset Property, Newfoundland and Labrador for Alderon Iron Ore Corp.” dated October 26, 2011.

As of September 30, 2011, the Company had spent a total of $17,692,392 on exploration expenditures on the Kami project.

The Company’s exploration work on the Kami Project is supervised by Edward Lyons, P.Geo,, a member of the Professional Engineers and Geoscientists of British Columbia, Newfoundland and Labrador, and Quebec and a Qualified Person as defined in NI 43-101.  Mr. Lyons has reviewed and approved the technical information contained in this MD&A and has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company.

OUTLOOK

Over the next 12 months, the Company will work to complete the on-going drill program aimed at upgrading the resource from indicated and inferred to measured and indicated in order to complete a Feasibility Study for the Kami Property by Q3 2012. The Company also plans to continue with its baseline flora, fauna and water quality studies. These studies will provide essential data necessary to successful complete the Federal and Provincial Environmental Assessment processes.

REVIEW OF FINANCIAL RESULTS

Results of Operations for the nine month period ended September 30, 2011 compared to the nine month period ended September 30, 2010:

For the nine months ended September 30, 2011, the Company reported a net loss of $22,004,133, or $0.27 per common share, compared with a net loss of $7,395,223, or $0.21 per common share, for the same period of 2010.

Expenses all increased significantly when compared to the same period of 2010 as a direct result of increased Company activities.  The Company was inactive in the first quarter of 2010, and therefore, did not incur many costs.  In the second quarter of 2010, the Company completed the acquisition of Privco and commenced the exploration work on the Kami property. Since then, the Company received funds from various financings, acquired the option for the Kami project, and is now focused on building up its core team and continuing to move the Kami project forward.

Changes in significant expense accounts are described below:

Exploration and evaluation expenses increased to $10,600,844 (2010 - $3,704,291) as a result of further developing the Kami project, in particular, completion of the eight week winter drilling program and launch of the summer/fall drilling program and PEA in the second half of 2011. The $10,600,844 was spent as follows:

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

Permitting	324
Drilling	5,986,675
Geology	1,264,642
Geophysics	905,228
Metallurgy	305,877
Scoping study	2,123,781
Administration	14,317
Total for the period	$10,600,844

The increased exploration and corporate activities led to increasing consulting fees of $1,388,897 (2010-$382,469), management fees of $783,631 (2010-$541,669), and legal fees of $54,695 (2010-$21,072)

Investor relations and travel expenses increased to $1,206,736 (2010 - $330,321) because of various trade conferences and promotional activities undertaken by the Company.

Office, rent and wages increased to $726,369 (2010 - $397,276), as a direct result of increases in personnel, office space, and general office activities such as printing, copying and supplies.

Share-based compensation increased to $7,168,047 (2010-$1,853,456) due to the Company granting stock options to the certain employees, directors, and consultants in the last quarter of 2010 and during 2011.

SUMMARY OF QUARTERLY RESULTS:

	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009
Loss before other items	$(11,061,155)	$(5,390,746)	$(5,659,892)	$(1,546,150)	$(4,725,890)	$(2,202,765)	$(508,414)	$(301,329)
Net income (loss) for the period	$(11,045,509)	$(5,305,950)	$(5,652,674)	$251,602	$(4,684,256)	$(1,567,088)	$(507,515)	$(707,618)
Basic income (loss) per share	$(0.13)	$(0.06)	$(0.07)	$(0.01)	$(0.13)	$(0.04)	$(0.02)	$(0.08)
Diluted income (loss) per share	$(0.13)	$(0.06)	$(0.07)	$(0.04)	$(0.13)	$(0.04)	$(0.02)	$(0.08)

The quarterly results have been adjusted to IFRS with the exception of the result for the fourth quarters of 2010 and 2009 reported in accordance with Canadian GAAP.

THIRD QUARTER

For the three months ended September 30, 2011, the Company reported a net loss of $11,045,509, or $0.13 per share, compared with a net loss of $4,684,256, or $0.13 per share, for the same period of 2010. All expenses significantly increased compared to the same period of 2010 due to the increased corporate and exploration and evaluation activities carried out on the Kami project.

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

The largest component of the loss in the quarter is represented by exploration and evaluation expenditures of $6,536,087 (2010 - $2,912,937) which created approximately 59% of the Company loss. Another large expense is a non-cash expense for share-based compensation of $2,678,554 (2010 - $587,821).  This amount makes up approximately 25% of the administrative expenses. Other expense items such as consulting fees (2011 - $508,260, 2010 - $290,128), investor relations (2011 - $288,114 2010 - $131,988), travel and entertainment (2011 - $398,166, 2010 - $97,497), office and administration (2011 - $79,610, 2010 - $9,382), and wages (2011 - $171,428, 2010 - $113,263) all increased from the same period of 2010.  Other items such as interest income of $16,844 (2010 - $41,397) earned from the Company’s cash held in highly liquid short-term interest bearing investments slightly offset the loss from the administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of September 30, 2011, the Company had cash and cash equivalents of $13,101,343 (December 31, 2010 - $24,376,060) and a working capital surplus of $11,595,231 (December 31, 2010 - $24,521,006).  Cash used in operating activities during the period ended September 30, 2011 was $13,151,133, compared with $5,759,801 in the same period of 2010.  Cash used in investing activities was $51,969 during the period ended September 30, 2011, compared to $442,310 used for acquisitions of equipment and Privco during the same period of 2010.  Cash provided by financing activities from exercises of warrants and stock options was $1,928,385 in the period ended September 30, 2011, compared to $14,499,607 raised from two financings in the same period of 2010.

The Company has sufficient working capital to complete its currently planned 2012 drilling program for the Kami Property. To further advance the project future capital will have to be obtained from debt or equity financings. See “Risk Factors”.

CAPITAL STOCK

The Company’s authorized capital stock consists of unlimited number of common shares without par value. The outstanding securities of the Company are as follows:

Security Description	September 30, 2011	Date of report

Common shares	82,717,514	82,717,514
Director, employee and contractor options — vested	2,755,050	3,348,800
Director, employee and contractor options — granted but not yet vested	6,456,250	6,762,500
Warrants to purchase shares	4,877,897	4,877,897
Fully diluted shares	96,806,711	97,706,711

During the nine months ended September 30, 2011, the following share transactions were completed:

•	854,625 warrants with an exercise price ranging from $1.00 to $2.80 per warrant were exercised

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

for gross proceeds of $1,512,915. An amount of $713,459, representing the fair value of these warrants on the grant date was reclassified from reserves to capital stock upon exercise. In connection with the exercise of agent warrants 128,112 warrants with an exercise price of $2.80 were issued.

•

273,700 stock options with an exercise price ranging from $1.20 to $1.60 per option were exercised, all for gross proceeds of $395,920. An amount of $370,698, representing the fair value of these options on the grant date was reclassified from reserves to capital stock upon exercise.

•	4,400,000 stock options with an exercise price ranging from $2.62 to $3.80 were issued to certain directors, officers, and contractors of the Company.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of directors and officers, and companies owned by officers and directors as follows:

Related Party	Nature of Transactions
Iron Strike Inc. — owned by Matt Simpson, a former officer	Management services
Patrick Gleeson — a former director and an officer	Management services, share-based compensation
Jeff Pontius — a former director	Management services, share-based compensation
Jeff Durno — a former director	Share issue costs — legal fees
EGM Exploration Group Management Corp. — owned by Mark Morabito, a director and an officer	Corporate services (wages, consulting fees, investor relations, rent, office and administration, travel, drilling salaries)
MJM Consulting — owned by Mark Morabito, a director and an officer	Management services
2250674 Ontario Inc. — owned by Brad Boland, a director	Management services
Kee Scarp Ltd. — owned by Todd Burlingame, an officer	Consulting services
9246-4254 Quebec Inc. — owned by Brian Penny, an officer	Consulting services
Simon Marcotte Consulting Inc. — owned by Simon Marcotte, an officer	Consulting services
2051580 Ontario Inc., Forbes and Manhattan Inc. — owned by Stan Bharti, a director	Management and administration services

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

Eldem Consulting Inc. — owned by Tayfun Eldem	Management services
GN Consulting Services Ltd. — owned by Gary Norris	Consulting services
Bruce Humphrey, a director	Management services, share-based compensation
Matt Simpson — a director	Share-based compensation
Mark Morabito — a director	Share-based compensation
Stan Bharti — a director	Share-based compensation
Brad Boland — a director	Share-based compensation
David Porter — a director	Share-based compensation
Brian Dalton — a director	Share-based compensation
John Baker — a director	Share-based compensation
Brian Penny — an officer	Share-based compensation
Simon Marcotte — an officer	Share-based compensation
Gary Norris — an officer	Share-based compensation
Todd Burlingame —an officer	Share-based compensation
Sonya Atwal — an officer	Share-based compensation, consulting services
Eldem Tayfun — an officer	Share-based compensation

During the nine months ended September 30, 2011, the Company entered into the following transactions with related parties:

	September 30, 2011	September 30, 2010
Expenses:
Management fees	$783,631	$541,669
Consulting fees	875,267	265,759
Wages	392,396	250,763
Investor relations	23,410	5,743
Office and administration	146,258	50,565
Rent	53,652	67,539
Share-based compensation	4,867,293	1,271,434
Travel and entertainment	29,203	—
Exploration and evaluation costs:
Drilling salaries included in exploration and evaluation expense	349,955	365,635
Acquisition costs	—	9,000,000

	$7,521,065	$11,819,107

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

Amounts owing to the related parties are as following:

EGM Exploration Group Management Corp. —$155,535 (December 31, 2010 - $131,097, January 1, 2010 - $Nil)

Craig Goldenberger - $Nil (December 31,2010 - $Nil, January 1, 2010 - $5,250)

Anfield Sujir Kennedy & Durno LLP - $Nil (December 31, 2010 - $Nil, January 1, 2010 - $23,873)

Emprise Capital Corp. - $Nil (December 31, 2010 - $Nil, January 1, 2010 - $15,701)

The amounts due to related parties are non-interest bearing, with no fixed terms of the repayment. The fair values of the amounts due to the related parties cannot be determined as there are no special terms of repayment.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.  The Company constantly evaluates these estimates and assumptions.

The Company bases its estimates and assumptions on past experience and other factors that are deemed reasonable under the circumstances.  This involves varying degrees of judgment and uncertainty, thus the amounts currently reported in the financial statements could prove to be inaccurate in the future.

ACCOUNTING POLICIES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Transition to IFRS from GAAP

Effective January 1, 2011, the Company transitioned from Canadian GAAP reporting to IFRS.  Previously, the Company prepared its consolidated annual financial statements and its condensed consolidated interim financial statements in accordance with Canadian GAAP.

The condensed consolidated interim financial statements for the nine months ended September 30, 2011 are prepared in accordance with IFRS, as stated in Note 3.  The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the nine months ended September 30, 2011 and 2010, the consolidated financial statements for the year ended December 31, 2010, and the opening IFRS statement of financial position on January 1, 2010, the “Transition Date”.

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended September 30, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP. An explanation of how the

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

transition from GAAP to IFRS has affected the Company’s financial position and financial performance is set out in the Note 13. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions: (i) Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

The adoption of IFRS has resulted in changes to the Company’s reported financial position, results of operations, and operating and investing cash flow. There was no impact on the Company’s consolidated statement of financial position as of the date of transition to IFRS (January 1, 2010).

In order to allow the users of the financial statements to better understand the changes in accounting policies, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes in accounting policy, see the discussion in Notes to the IFRS Reconciliations below.

Notes to the IFRS reconciliations:

i)                             Share-based payment

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting instalment within the option grant. Each instalment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each instalment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. As at September 30, 2010, this accounting policy change resulted in an increase in reserves of $628,920 (December 31, 2010 - $686,654, January 1, 2010 - $Nil) and a corresponding increase in share-based compensation expense. During the 3 months ended September 30, 2010, share-based compensation expense was increased by $26,292.

ii)                         Income taxes

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Under IFRS, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as a future (or “deferred”) income tax recovery. As at September 30, 2010 and December 31, 2010, this accounting policy change resulted in an increase in share capital of $613,636 and a corresponding decrease in the amount of deferred tax recovery. There was no change as at January 1, 2010.

Effective March 3, 2010, the Company acquired all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). On acquisition of Privco, the Company recognized a future income tax liability $3,037,716 in accordance with Canadian GAAP. Under IAS 12 Income Taxes, the deferred tax liability would not be recognized, either on acquisition or subsequently. This accounting policy change resulted in a write-off of the deferred income tax liability and a corresponding decrease in the carrying value of resource properties.

The deferred tax benefit has been offset by a valuation allowance resulted in an increase in the amount of future income tax liability of $1,763,537 and a corresponding decrease in the amount of future income tax recovery as at December 31, 2010.

iii)                     Exploration and Evaluation Expenditures

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). As a result, on transition to IFRS, it is possible to continue to follow the policies previously established by the company or to change to a new policy. Under existing Canadian GAAP, the Company followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition, the Company changed the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors.  As at September 30, 2010, this change of policy resulted in a decrease of $3,704,294 (December 31, 2010 - $7,091,549, January 1, 2010 - $Nil) in the carrying value of resource properties and a corresponding increase in the exploration and evaluation expense account. This also resulted in a change in accounts payable and accrued liabilities of $753,088 in the cash flow for 9 months ended September 30, 2010 and $547,648 for the year ended December 31, 2010, as this decreased the capitalized exploration and evaluation assets included in accounts payable.

RISK FACTORS

The exploration of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Risk factors relating to the business are described under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2010 filed on SEDAR on June 8, 2011. Certain of the more immediate risk factors are listed below:

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

FINANCING

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company.  In the future, the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of the Company’s interest in its mineral properties.

COMMODITY PRICE VOLATILITY

The market prices for commodities are volatile. The Company does not have any control over such prices or volatility. There is no assurance that if commercial quantities of mineralization is discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

RESOURCE ESTIMATES

There is a degree of uncertainty attributable to the calculation of resource estimate tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivables, accounts payable and accrued liabilities, and amounts due to related parties. The fair value of the Company’s accounts

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

receivables, accounts payable and accrued liabilities, and amounts due to related parties approximate their carrying value, due to their short-term maturities or ability of prompt liquidation.  The Company’s other financial instrument, cash and cash equivalents, under the fair value hierarchy is based on level one quoted prices in active markets for identical assets or liabilities.

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s receivables consist mainly of Harmonized sales tax receivable due from the Government of Canada, and as such the Company has no significant credit risk with respect to accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 10 to the consolidated financial statements.  Accounts payable and accrued liabilities are due within the one year.

Management has a cash and cash equivalents balance of $13,101,343 to settle current liabilities of $4,054,383.  Management believes that it has sufficient funds to meet its current liabilities as they become due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices and foreign exchange rates. Since the Company does not currently possess investments in publicly traded securities, market risk is considered low.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over frequently.

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

Price Risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Currency Risk

As at September 30, 2011, the Company expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars. As at September 30, 2011, the Company has accounts payable denominated in US dollars of US$339 and cash of US$778. A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of $46.

SUBSEQUENT EVENTS

The following transactions occurred subsequent to September 30, 2011:

•                                600,000 stock options with an exercise price of $2.53 and 300,000 stock options with an exercise price of $2.78 were issued to certain consultants and officers of the Company.

•                                On October 12, 2011, the Company received final approval for its common shares to be listed, and commenced trading on the Toronto Stock Exchange. The Company retains its current trading symbol “ADV”.

•                                On November 10, 2011, the Company announced a non-brokered private placement of 2,000,000 flow-though common shares (the “Flow-Through Shares”) at a price of $3.00 per Flow-Through Share for gross proceeds of $6,000,000 (the “Offering”)

In connection with the Offering, the Company will pay a cash finder’s fee equal to 6.0% of the gross proceeds raised under the Offering.

The closing date of the Offering is scheduled on or about November 30, 2011. All securities issued will be subject to a four month hold period. The offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approval.

The gross proceeds of the Offering will be used for exploration expenditures on the Company’s Kami Project, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2011 taxation year.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2010 is available on SEDAR at www.sedar.com.

Alderon Iron Ore Corp.

(Formerly Alderon Resource Corp.)

Management’s Discussion & Analysis

For the nine months ended September 30, 2011

Date Prepared:  November 24, 2011

APPROVAL

The Board of Directors of Alderon Iron Ore Corp. has approved the disclosure contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.